Filed pursuant to Rule 497(a)
File No. 333-231940
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Podcast advertisement (30 seconds)

Imagine if real estate investing was easy…all the benefits of owning real, tangible assets, without the complexity and expense. That's the power of the Fundrise Flagship Real Estate Fund. Now you can invest in a $1.1 billion portfolio of real estate, starting with as little as $10. Visit Fundrise.com/SHOWCODE to check out the Fund's returns and portfolio, and start investing in minutes.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Podcast advertisement (60 seconds)

For decades, real estate has been a cornerstone of the world's largest portfolios. But it's also historically been complex, time-consuming, and expensive.

But imagine if real estate investing was suddenly easy…all the benefits of owning real, tangible assets, without all the complexity and expense. That's the power of the Fundrise Flagship Real Estate Fund.

Now you can invest in a $1.1 billion portfolio of real estate, starting with as little as $10.

4,700 single-family rental homes spread across the booming Sunbelt. 3.3 million square feet of highly sought-after industrial facilities thanks to the eCommerce wave. The Flagship Fund is one of the largest of its kind, well-diversified, and managed by a team of professionals.

And it's now available to you. Visit Fundrise.com/SHOWCODE to explore the fund's full portfolio, check out historical returns, and start investing in just minutes.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Podcast advertisement (60 seconds)

Real estate. It's been a cornerstone of wealth-building for generations. But it's also often a major headache for investors. 3am maintenance calls, tenant disputes, property taxes.

Enter the Fundrise Flagship Real Estate Fund, a $1.1 billion real estate portfolio built for you. We're talking more than 4,000 single-family homes in thriving Sunbelt communities. 3.3 million square feet of in-demand industrial facilities. All professionally managed by an experienced team.

With the Flagship Fund, you're tapping into real estate's most attractive qualities: long-term appreciation potential, a hedge against inflation, diversification beyond the stock market. Check, check, check.

All without complex paperwork, massive downpayments, or soul-sucking landlord duties.

Visit Fundrise.com/SHOWCODE to explore the portfolio, check out historical returns, and see just how easy it can be to add real estate to your investing strategy.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Podcast advertisement

Part 1 (30 seconds)

Imagine if real estate investing was easy…all the benefits of owning real properties, without all the complexity and expense. That's the power of the Fundrise Flagship Fund.

Now you can invest in the $1.1 billion dollar real estate portfolio, starting with as little as $10. Visit Fundrise.com/SHOWCODE to explore the portfolio, see historical returns, and more.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Part 2 (30 seconds)

Real estate has long been a cornerstone of the world's largest portfolios. Looking at the last 100 years or so makes it easy to understand why:

Consistent growth? Yep.
A hedge against inflation? You bet.
Better diversification than bonds? Check.

The Fundrise Flagship Fund, with its $1.1 billion of properties, is ready to make real estate a cornerstone of *your* portfolio.

No hoops to jump through. No complex paperwork. No six-figure requirement.

Just real estate.

Visit Fundrise.com/SHOWCODE to see the Fund's historical returns, view the complete prospectus, disclosures and disclaimers, and start investing in minutes.